Metalla Announces Production Results and Guidance for Fiscal 2018 and 2019

(All amounts expressed in Canadian dollars, unless otherwise stated)

TSXV: MTA
OTCQX: MTAFF
Frankfurt: X9CP

VANCOUVER, June 27, 2018 /CNW/ - Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") (TSXV: MTA) (OTCQX: MTAFF) (FRANKFURT: X9CP) announces preliminary production results for the twelve months ended May 31, 2018 ("Fiscal 2018") of 519,791(1) ounces ("oz.") of attributable silver ("Ag"), where 429,315(1) oz. were sold and provisionally invoiced and 90,476 oz. remained as inventory to be realized in the subsequent quarter. Total production exceeded management guidance expectations for Fiscal 2018. Sales were slightly below expectations primarily due to abnormally high inventory held by the Endeavor mine operator (CBH Resources Limited) at fiscal year-end during its smelter contract re-negotiations.

Metalla expects Fiscal 2018 audited financial statements and MD&A to be released in September 2018.

FISCAL 2019 OUTLOOK

The Company is forecasting the following for fiscal 2019(2)

•	Attributable silver equivalent production is expected to be 500,000 to 600,000 oz.;
•	Revenue is expected to be $9,000,000 to $12,000,000;
•	Increase in production from fiscal 2018 of approximately 10% - 20%; and
•	Approximately 95%+ of total revenue expected to be generated from silver.

Brett Heath, Metalla's President & CEO commented, "Fiscal 2018 marks our first full year of production. Our robust development pipeline and additional future transactions will set the stage an exciting fiscal 2019 for our shareholders. We will continue to grow our Company and focus on the transactions that will translate into the highest per share value for each investor."

ABOUT METALLA

Metalla is a precious metals royalty and streaming company. Metalla provides shareholders with precious metal exposure through a diversified portfolio of royalties and streams. Our strong foundation of current and future cash-generating asset base, combined with an experienced team gives Metalla a path to become one of the leading precious metal royalty and streaming companies for the next commodities cycle.

For further information, please visit our website at www.metallaroyalty.com

NEITHER THE TSX VENTURE EXCHANGE ("TSX-V") NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX-V) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

(1) Includes attributable silver oz. from the Endeavor silver stream that were shipped and provisionally invoiced during June and July 2017, where the Company is entitled to the associated trade receivable amounts on closing of the acquisition.

(2) Metalla's fiscal 2019 year starts June 1, 2018 and ends May 31, 2019. The forecast provided herein assumes a gold price of US$1,300 per ounce, a silver price of US$16.50 per ounce and a USD to CAD exchange rate of 1.25. Metalla has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards ("IFRS"). The Company's royalty revenue is converted to an attributable silver equivalent ounce basis by dividing the royalty revenue for a period by the average gold price based on the LBMA Gold Price PM Fix per ounce for the same respective period. These attributable silver equivalent ounces when combined with the silver ounces sold from the Company's silver streams equal total attributable silver equivalent ounces sold and may be subject to change. The presentation of this non-IFRS measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently. The forecasts herein and relating to the Endeavor mine is based on information prepared and disclosed by CBH Resources Limited ("CBH") and their parent company TOHO Zinc and can be found at http://www.toho-zinc.co.jp/. The information and data is available in the public domain as at the date hereof, and none of this information has been independently verified by the Company or is supported by a technical report prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects. As a result, the Company cautions readers that there is no certainty that the projected silver production will be realized. The Company is dependent on, (i) CBH and their qualified persons to provide information to the Company, or (ii) on publicly available information to prepare disclosure pertaining to the Endeavor mine and generally has limited or no ability to independently verify such information. Although the Company does not have any knowledge that such information may not be accurate, there can be no assurance that such third party information is complete or accurate. This news release also contains future-oriented financial information and financial outlook information (collectively, "FOFI") about the projected silver production from the Company's silver stream on the Endeavor mine which are subject to the same assumptions, risk factors, limitations and qualifications as set forth in the below paragraphs. FOFI contained in this news release was made as of the date of this news release and was provided for the purpose of providing further information about Metalla's anticipated future business operations. Metalla disclaims any intention or obligation to update or revise any FOFI contained in this press release, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. FOFI contained in this news release should not be used for purposes other than for which it is disclosed herein. Such future-oriented production information is provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such outlook or information should not be used for purposes other than for which it is disclosed in this news release.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities legislation. The forward-looking statements herein are made as of the date of this press release only, and the Company does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking information in this press release includes, but is not limited to, statements with respect to future events or future performance of Metalla, the Company's financial guidance and outlook,, disclosure regarding the precious metal purchase agreements and royalty payments to be paid to Metalla by property owners or operators of mining projects pursuant to net smelter returns and other royalty agreements of Metalla, continued ramp-up at the Endeavor Mine, management's expectations regarding Metalla's growth, results of operations, estimated future revenues, carrying value of assets, future dividends, and requirements for additional capital, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities. Such forward-looking statements reflect management's current beliefs and are based on information currently available to management.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. The forward-looking statements contained in this press release are based on reasonable assumptions that have been made by management as at the date of such information and is subject to unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including, without limitation: the impact of general business and economic conditions; the ongoing operation of the properties in which the Company holds a royalty, stream, or other production-based interest by the owners or operators of such properties in a manner consistent with past practice; absence of control over mining operations; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; and other risks and uncertainties disclosed under the heading "Risk Factors" in the Management's Discussion and Analysis of the Company dated September 28, 2017 filed with the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com.

Although Metalla has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Investors are cautioned that forward-looking statements are not guarantees of future performance. The Company cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements or information.

Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements.

SOURCE Metalla Royalty and Streaming Ltd.

View original content:http://www.newswire.ca/en/releases/archive/June2018/27/c8382.html

%SEDAR: 00005157E

For further information: Metalla Royalty & Streaming Ltd., Brett Heath, President & CEO, Phone: 604-696-0741, Email: info@metallaroyalty.com, Website:www.metallaroyalty.com

CO: Metalla Royalty and Streaming Ltd.

CNW 16:00e 27-JUN-18